Pelthos Therapeutics Inc.

4020 Stirrup Creek Drive, Suite 110

Durham, NC 27703

September 19, 2025

Via EDGAR

Alan Campbell and Joe McCann

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pelthos Therapeutics Inc.
Registration Statement on Form S-3
Filed August 28, 2025
File No. 333-289916

Gentlemen:

This correspondence responds to the letter dated September 5, 2025, received from the staff of the Securities and Exchange Commission (the “Staff”), regarding the above-mentioned Registration Statement on Form S-3 filed on August 28, 2025 (the “Registration Statement”) by Pelthos Therapeutics Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with the comments followed by our responses. We are concurrently filing with this letter an “exhibits-only” Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form S-3

General

1.	We note that your registration statement incorporates by reference to your Current Report on Form 8-K, filed July 2, 2025, which includes the financial statements of LNHC, Inc. and its audit report. Please revise your registration statement to include an auditor consent for the inclusion of LNHC, Inc.'s financial statements and audit report in your registration statement.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include the auditor consents of Ernst & Young LLP and BDO USA, P.C. in connection with the inclusion of LNHC, Inc.’s financial statements and audit report in the Registration Statement. We have filed the auditor consent of Ernst & Young LLP as Exhibit 23.3 to Amendment No. 1 and the auditor consent of BDO USA, P.C. as Exhibit 23.4 to Amendment No. 1.

2.	We note that you consummated the merger transaction with LNHC, Inc. on July 1,2025. We further note that you do not appear to have included interim or pro forma financial statements for LNHC, Inc. and the combined company for the interim period ended June 30, 2025 in your registration statement. Please revise to include interim and pro forma financial statements for LNHC, Inc. and the combined company for the period ended June 30, 2025 or advise.

Response: We respectfully advise the Staff that on September 16, 2025, the Company filed an Amendment to its Current Report on Form 8-K filed on July 2, 2025 (an “8-K/A”), which included interim and pro forma financial statements for LNHC, Inc. and the combined company for the period ended June 30, 2025. The 8-K/A was filed within 71 calendar days after the deadline for the Item 2.01 information provided in the Current Report on Form 8-K, and will be incorporated by reference into the Registration Statement in accordance with Rule 411 of the Securities Act of 1933, as amended, and Item 12 of Form S-3.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Charles Chambers, Esq. at (617) 338-2840 or cchambers@sullivanlaw.com.

Very truly yours,

/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer
Pelthos Therapeutics Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Charles E. Chambers Jr., Esq., Sullivan & Worcester LLP

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